SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                              --------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                    Smith Corona Corporation
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


     Delaware                                               51-0286862
----------------------                                      --------------------
(State of incorporation                                     I.R.S. Employer
  or organization)                                          Identification No.)


        P.O. Box 2090, 839 Route 13 South, Cortland, New York 13045-0990
       -----------------------------------------------------------------
              (Address of principal executive offices) (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

                                      None


If this Form relates to the             If this Form relates to the
registration of a class of              registration of a class of
debt securities and is                  debt securities and is to
effective upon filing                   become effective
pursuant to General                     simultaneously with the
Instruction A(c)(1), please             effectiveness of a concurrent
check the following box  |_|            registration statement under
                                        the Securities Act of 1933
                                        pursuant to General
                                        Instruction A(c)(2), please
                                        check the following box  |_|



        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                                (Title of class)

                        Warrants to purchase Common Stock
                        ---------------------------------
                                (Title of class)

                  Rights to purchase Preferred Stock, Series A
                  --------------------------------------------
                                (Title of class)

Item 1.  Description of Registrant's Securities to be Registered.
         --------------------------------------------------------

A.       Description of NewSCC Securities

                  Pursuant to the Debtors' Third Amended Second Joint Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code, as amended (the "Plan"), as of the Effective Date (as hereinafter defined), Smith Corona Corporation ("SCC" or, after the Effective Date, "NewSCC") will issue shares of common stock, $.001 par value per share ("NewSCC Common Stock"), and warrants to purchase NewSCC Common Stock (the "NewSCC Warrants"), each such NewSCC Warrant representing the right to purchase one share of NewSCC Common Stock. The following summarizes the material provisions of the NewSCC Common Stock, the NewSCC Warrants, the Restated Certificate of Incorporation and the By-Laws of NewSCC which will be adopted pursuant to the Plan, and the Rights Agreement between NewSCC and the Rights Agent to be designated thereunder (the "Rights Agreement"), to be entered into pursuant to the Plan. These statements do not purport to be complete and are qualified in their entirety by reference to the full text of, and are subject to the detailed provisions of, the Warrant Agreement between NewSCC and the Warrant Agent to be designated thereunder (including the form of Warrant) (the "NewSCC Warrant Agreement"), the Rights Agreement and the Restated Certificate of Incorporation and By-Laws of NewSCC, each of which is filed herewith as an exhibit. "Effective Date" means the last to occur of (i) such date as SCC and certain of its subsidiaries which are parties to the Plan (collectively, the "Debtors") (with the consent of the Official Committee of Unsecured Creditors) shall, by a written instrument or instruments filed from time to time with the unit of the United States District Court for the District of Delaware having jurisdiction over the cases under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in which the Debtors are the debtors (the "Bankruptcy Court"), have most recently designated as the Effective Date, and (ii) the business day on which all of the conditions precedent to the effectiveness of the Plan shall have been satisfied.

         1.       Description of NewSCC Common Stock

                  The NewSCC Common Stock will be issued to holders of allowed claims in Class 8 of the Plan ("Allowed General Unsecured Claims"). In addition, following the Effective Date, NewSCC shall (a) implement an employee stock incentive or other similar plan, which shall provide for the issuance of up to ten percent (10%) of the total shares of NewSCC Common Stock (or options to acquire such shares) which are issued pursuant to the Plan, determined on a fully-diluted basis, not including the effect of the exercise of any of the NewSCC Warrants, and (b) be authorized to award to any person employed by NewSCC following the date the Bankruptcy Court confirms the Plan (the "Confirmation Date") in the position of Chief Executive Officer, Chief Financial Officer or Senior Vice President/Marketing, NewSCC Common Stock or options to purchase NewSCC Common Stock up to an aggregate amount of five percent (5%) of the total shares of NewSCC Common Stock which are issued pursuant to the Plan, determined on a fully-diluted basis, not including the effect of the exercise of any of the NewSCC Warrants. Rights to the shares granted under (a) and (b) above shall not vest prior to the second anniversary of the Effective Date with the exception that, prior to the second anniversary of the Effective Date, rights to such shares shall vest upon a change of control of NewSCC. A change in control shall mean (i) a stock purchase by any "person" (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended) who then owns or by virtue of such purchase becomes the beneficial owner of, directly or indirectly, voting securities of NewSCC representing 51% or more of the combined voting power of NewSCC's then outstanding voting securities or (ii) any change in the composition of NewSCC's Board of Directors in any one year which involves a majority of such directors and which is not recommended by the Board.

                  On the Effective Date, NewSCC's Certificate of Incorporation and By-Laws will be amended and restated. The Restated Certificate of Incorporation will authorize (i) 100,000,000 shares of NewSCC Common Stock and
(ii) 10,000,000 shares of preferred stock. Giving effect to the Plan, including the distributions and other transactions contemplated by the Plan, an estimated 4,000,000 shares of NewSCC Common Stock will be issued pursuant to the Plan (not including NewSCC Common Stock that may be issued upon the exercise of NewSCC Warrants and not including any NewSCC Common Stock which may be issued as a result of successful prosecutions of actions to avoid a transfer of property or to recover property pursuant to ss.ss. 542, 543, 544, 545, 546, 547, 548, 549 or 550 of the Bankruptcy Code). The Restated Certificate of Incorporation will provide, to the extent required by section 1123 of the Bankruptcy Code, that NewSCC will not issue non-voting equity securities.

                  The terms and conditions of the NewSCC Common Stock will be governed by the laws of the State of Delaware as well as by the Restated Certificate of Incorporation and By-Laws. See "--Corporate Governance" below.

         a.       Dividends

                  Holders of NewSCC Common Stock will be entitled to participate equally in such dividends as may be declared by the Board of Directors out of funds legally available therefor. It is not anticipated, however, that NewSCC will pay any dividends on NewSCC Common Stock in the foreseeable future. It is expected that NewSCC's financing arrangements which will be in effect after the Effective Date will prohibit payment of dividends with respect to the NewSCC Common Stock, other than the distribution of Rights (as hereinafter defined) pursuant to the Rights Agreement.

         b.       Restriction on Transfer of Shares

                  The terms of the Restated Certificate of Incorporation of NewSCC will include certain stock transfer restrictions intended to preserve the net operating loss ("NOL") carryforwards of SCC and its subsidiaries and certain other tax attributes; provided, however, if NewSCC either does not qualify for the exception provided in section 382(l)(5) (the "Bankruptcy Exception") of the Internal Revenue Code of 1986, as amended (the "Tax Code"), or chooses to make an election under section 382(1)(5)(H) of the Tax Code (or the applicable provision then in effect) not to have the provisions of the Bankruptcy Exception apply to the ownership change occurring pursuant to the Plan, such stock transfer restrictions shall be deemed to lapse and shall have no further force or effect as of the earlier of the date NewSCC is aware that it is not eligible for the Bankruptcy Exception and the date of such election under section 382(1)(5)(H) of the Tax Code (the "Restriction Lapse Date"). As set forth in the Restated Certificate of Incorporation of NewSCC, such terms shall provide that for the period from the Effective Date until the earlier of (A) two (2) years after the end of the fiscal year of the Debtors that includes the Effective Date, or (B), if applicable, the Restriction Lapse Date, (i) any attempted sale, transfer, assignment, conveyance, grant, pledge, gift or other disposition of any share or shares of stock of NewSCC (within the meaning of section 382 of the Tax Code) or any option or right to purchase such stock, as defined in the Treasury regulations (the "Treasury Regulations") promulgated and proposed under section 382 of the Tax Code, to any person or entity (or group of persons or entities acting in concert), or any attempted exercise of the aforementioned option or right to purchase such stock by any person or entity (or group of persons or entities acting in concert), who either directly or indirectly owns or would be treated as owning, or whose shares are or would be attributed to any person or entity who directly or indirectly owns or would be treated as owning, in either case prior to the purported transfer or exercise and after giving effect to the applicable attribution rules of the Tax Code and applicable Treasury Regulations, 5-percent or more of the value of the outstanding capital stock of NewSCC or otherwise treated as a 5-percent (5%) shareholder (within the meaning of section 382 of the Tax Code), regardless of the percent or the value of the stock owned, shall be void ab initio insofar as it purports to transfer ownership or rights in respect of such stock to the purported transferee and
(ii) any attempted sale, transfer, assignment, conveyance, grant, gift, pledge or other disposition of any share of stock of NewSCC (within the meaning of section 382 of the Tax Code) or any option or right to purchase such stock, as defined in the Treasury Regulations under section 382 of the Tax Code, to any person or entity (or group of persons or entities acting in concert) or any attempted exercise of the aforementioned option or right to purchase such stock by any person or entity (or group of persons or entities acting in concert) not described in clause (i) who directly or indirectly would own, or whose shares would be attributed to any person or entity who directly or indirectly would own, in each case as a result of the purported transfer or exercise and after giving effect to the applicable attribution rules of the Tax Code and applicable Treasury Regulations, 5-percent or more of the value of any of the stock of NewSCC (or otherwise treated as a 5- percent shareholder within the meaning of section 382 of the Tax Code), shall, as to that number of shares causing such person or entity to be a 5-percent shareholder, be void ab initio insofar as it purports to transfer ownership or rights in respect of such stock to the purported transferee. However, neither of these restrictions shall prevent a valid transfer or exercise if (A) the transferor or exercisor, as the case may be, obtains the written approval of the Board of Directors of NewSCC and provides NewSCC with an opinion of counsel satisfactory to NewSCC that, assuming, as of the date of such opinion, the full exercise of all warrants issued by and any options granted pursuant to any stock option plan of NewSCC, the transfer or exercise shall not result in the application of any tax law limitation on the use of NewSCC's NOL carryforwards or other tax attributes or
(B) a tender offer, within the meaning of the Securities Exchange Act of 1934, as amended, and pursuant to the rules and regulations thereof, is made by a bona fide third party purchaser to purchase at least sixty-six and two-thirds percent (66 2/3%) of the issued and outstanding NewSCC Common Stock and the offeror (i) agrees to effect, within ninety (90) days of the consummation of the tender offer, a back-end merger in which all non-tendering stockholders would receive the same consideration as paid in the tender offer, and (ii) has received the tender of sufficient shares to effect such merger.

                  In the absence of special approval by the Board of Directors of NewSCC, a purported transfer or exercise of shares in excess of the shares that can be transferred or exercised pursuant to this restriction (the "Prohibited Shares") to the purported acquiror (the "Purported Acquiror") is not effective to transfer ownership of such Prohibited Shares. On demand by NewSCC, which demand must be made within thirty (30) days of the time NewSCC learns of the transfer or exercise of the Prohibited Shares, a Purported Acquiror must transfer any certificate or other evidence of ownership of the Prohibited Shares within the Purported Acquiror's possession or control, together with any dividends or other distributions ("Distributions") that were received by the Purported Acquiror from NewSCC with respect to the Prohibited Shares, to an agent designated by NewSCC (the "Agent"). The Agent will sell the Prohibited Shares in an arm's length transaction (over a stock exchange, if possible), and the Purported Acquiror will receive an amount of sales proceeds not in excess of the price paid or consideration surrendered by the Purported Acquiror for the Prohibited Shares (or the fair market value of the Prohibited Shares at the time of an attempted transfer to the Purported Acquiror by gift, inheritance, or a similar transfer). If the Purported Acquiror has sold the Prohibited Shares prior to receiving NewSCC's demand to surrender the Prohibited Shares to the Agent, the Purported Acquiror shall be deemed to have sold the Prohibited Shares as an agent for the initial transferor, or, in the case where the Prohibited Shares are acquired pursuant to the exercise of an option or right to purchase stock of NewSCC, for NewSCC, and shall be required to transfer to the Agent all proceeds of such sale and any Distributions.

                  In the case of an attempted exercise of an option or a right to purchase stock of NewSCC, the Agent will pay to NewSCC any sales proceeds in excess of those due to the Purported Acquiror, together with any distributions received by the Agent. In all other cases, if the initial transferor can be identified, the Agent will pay to it any sales proceeds in excess of those due to the Purported Acquiror, together with any Distributions received by the Agent. If the initial transferor cannot be identified within ninety (90) days of receipt of such sales proceeds, if any, the Agent may pay any such amounts to a charity of its choosing. In no event shall amounts paid to the Agent inure to the benefit of NewSCC (except as set forth in the first sentence of this paragraph) or the Agent, but such amounts may be used to cover expenses of the Agent in attempting to identify the initial transferor.

                  If the Purported Acquiror fails to surrender the Prohibited Shares within the next thirty (30) business days from the demand by NewSCC, then NewSCC may institute legal proceedings to compel the surrender. NewSCC shall be entitled to damages, including reasonable attorneys' fees and costs, from the Purported Acquiror, on account of such purported transfer.

                  Certificates evidencing the NewSCC Common Stock will bear a legend to the effect that it is subject to the above restrictions.

         2.       The NewSCC Warrants

                  The NewSCC Warrant Agreement will be executed on the Effective Date. The NewSCC Warrants will be issued pursuant to the NewSCC Warrant Agreement to holders of record on August 15, 1996 of the Common Stock of SCC, par value $.01 per share, which will be cancelled on the Effective Date (the "SCC Common Stock"), at a ratio of one NewSCC Warrant for each twenty (20) shares of SCC Common Stock then held by such holder. There are approximately 30,250,000 shares of SCC Common Stock issued and outstanding. Each NewSCC Warrant will represent the right to purchase one share of NewSCC Common Stock. The NewSCC Warrants and the underlying shares of NewSCC Common Stock (the "NewSCC Warrant Shares") shall be subject to the same stock transfer restrictions applicable to the NewSCC Common Stock (as well as, in the case of the NewSCC Warrants, restrictions on their exercise). See "Description of NewSCC Common Stock--Restriction on Transfer of Shares" above. The exercise price of the NewSCC Warrants has been determined on a preliminary basis as of the

Confirmation Date at $8.50 and has been set generally at a per share value that would, if the NewSCC Common Stock were sold for such value, and after giving effect to the distribution of the Unsecured Class Cash (as such term is defined in the Plan) then estimated to be or to become available for distribution to holders of Allowed General Unsecured Claims (based on an estimate at such date of the aggregate amount of allowed claims and reserved claims), allow such holders to realize the amount of such claims together with accrued interest thereon from, with respect to holders of claims against SCC, July 5, 1995, with respect to holders of claims against SCM Office Supplies, Inc., SCC LI Corp. and Hulse Manufacturing Company, August 18, 1995, and with respect to holders of claims against SCM (United Kingdom) Limited, SCM Inter-American Corporation and Smith Corona Overseas Holdings, Inc., October 31, 1996, to the Effective Date and an allocable amount for costs and expenses incurred in connection with transaction costs relating to the sale or other disposition of NewSCC Common Stock. The exercise price of the NewSCC Warrants so estimated on a preliminary basis will be subject to reduction by the Board of Directors of NewSCC in its sole discretion prior to the date on which the NewSCC Warrants will first become exercisable based on the Board's estimate at such time of the total amounts of Unsecured Class Cash and of Class 8 Claims that may be allowed claims or reserved claims.

                  The number and kind of securities purchasable upon the exercise of NewSCC Warrants and the exercise price therefor will be subject to adjustment in certain events as set forth in the NewSCC Warrant Agreement, including the issuance of capital stock of NewSCC as a dividend or distribution on the NewSCC Common Stock; subdivisions, reclassifications and combinations of the NewSCC Common Stock; the issuance to all holders of NewSCC Common Stock of certain rights, options or warrants entitling them to subscribe for or purchase NewSCC Common Stock at less than the then current market price of the NewSCC Common Stock (as determined in accordance with the NewSCC Warrant Agreement); the distribution to holders of NewSCC Common Stock of evidences of indebtedness or assets of NewSCC or any entity a majority of the voting equity of which is owned, directly or indirectly, by NewSCC (a "Subsidiary") (excluding cash dividends or cash distributions from consolidated earnings or surplus legally available for such dividends or distributions); and the distribution to holders of NewSCC Common Stock of shares of capital stock of any Subsidiary (although no adjustment in such shares or exercise price will be required in connection with the issuance of the NewSCC Common Stock, options, rights, warrants or other securities pursuant to the Plan or the Rights Agreement). Additionally, no adjustment will be required if in connection with any of the events otherwise giving rise to an adjustment the holders of the NewSCC Warrants receive such rights, securities or assets as such holders would have been entitled had the NewSCC Warrants been exercised immediately prior to such event, and no adjustment will be required unless such adjustment would require a change in the



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



aggregate number of shares NewSCC Common Stock issuable upon the hypothetical exercise of a NewSCC Warrant of at least 1% (but any adjustment requiring a change of less than 1% will be carried forward and taken into account in any subsequent adjustment).

                  The NewSCC Warrants will be exercisable at any time between 9:00 a.m. Eastern Time on the date that is six (6) months after the Effective Date and 5:00 p.m. Eastern Time on the date that is two (2) years after the Effective Date (the "Exercise Period"). Each NewSCC Warrant not exercised prior to the expiration of the Exercise Period will become void, and all rights thereunder and in respect thereof under the NewSCC Warrant Agreement will cease on the expiration of the Exercise Period.

B.       Corporate Governance

         1.       Certificate of Incorporation and By-Laws

                  The Restated Certificate of Incorporation and By-Laws will contain certain provisions relating to corporate governance. Under the Restated Certificate of Incorporation, the holders of NewSCC Common Stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors.

                  Pursuant to the Restated Certificate of Incorporation, the Board of Directors shall be divided into three (3) classes, as nearly equal in number as possible, with the directors in each of the three classes serving until the 1997, 1998 and 1999 annual meetings of stockholders, respectively. At each annual meeting beginning with the 1997 annual meeting, successors to the class of directors whose term shall expire at that annual meeting shall be elected for a term expiring at the third succeeding annual meeting of stockholders after their election. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible. In no case shall a decrease in the number of directors shorten the term of any incumbent director. Notwithstanding the foregoing, whenever the holders of any one or more classes or series of preferred stock shall have the right to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of the Restated Certificate of Incorporation applicable thereto, or the resolution or resolutions of the Board of Directors relating to the issuance of such shares of preferred stock, and such directors so elected shall not be divided into classes pursuant to such provision unless expressly provided by such terms or such resolution or resolutions.

                  Directors may be removed only by the holders of at least a majority of the outstanding NewSCC Common Stock and only for cause at a meeting of stockholders called for such purpose.

                  Stockholder action can be taken only at an annual or special meeting of stockholders, and not by written consent in lieu of a meeting. Pursuant to NewSCC's By-Laws, special meetings of stockholders may be called only by a majority of the Board of Directors, and the business to be conducted at any such special meeting is limited to that specified in the notice of meeting.

                  The affirmative vote of the holders of shares entitled to cast at least two-thirds of the votes represented by the shares of all classes of stock of NewSCC entitled to vote generally in elections of directors, considered for such purpose as one class, shall be required to amend, alter, change or repeal, or adopt any provision inconsistent with, the provisions of the Restated Certificate of Incorporation described above in this subsection 1.

                  The number of directors of NewSCC will be fixed within a specified range (between three (3) and fifteen (15)) by a majority of the entire Board of Directors and the directors of NewSCC in office from time to time will fill any vacancy or newly-created directorship on the Board. Any director elected to fill a vacancy shall have the same term as that of his or her predecessor, or, if such vacancy is a result of an increase in the number of directors, as that of the other directors of the class of which he or she shall be a member.

                  The By-Laws of NewSCC may be amended or repealed at any regular meeting of the stockholders or directors, or at any special meeting thereof if notice of such amendment or repeal is contained in the notice of such special meeting, provided that the provisions thereof regarding special meetings of stockholders and the requirement that stockholders take action only at a meeting, the number and election of directors, and amendments to the By-Laws may be amended only by (i) the directors of NewSCC or (ii) the affirmative vote of the holders of shares entitled to cast at least two-thirds of the votes represented by the shares of all classes of stock of NewSCC entitled to vote generally in elections of directors, considered for such purpose as one class.

                  In the event of a liquidation, dissolution or winding-up of NewSCC, holders of NewSCC Common Stock will be entitled to participate equally in the assets remaining after payment of liabilities and the liquidation preference of any preferred stock of NewSCC. Holders of NewSCC Common Stock will have no preemptive rights. Holders of NewSCC Common Stock will have no rights to convert their NewSCC Common Stock into any other securities and will have no redemption provisions or sinking fund provisions with respect to such shares. Holders of the NewSCC Common Stock will not be subject to liability for further calls and assessments by NewSCC.

                  NewSCC's Restated Certificate of Incorporation will authorize NewSCC to issue 100,000,000 shares of NewSCC Common Stock and 10,000,000 shares of preferred stock. The Restated Certificate of Incorporation will authorize the issuance by NewSCC by action of NewSCC's Board of Directors of preferred stock in series having such voting powers, preferences, rights, limitations or restrictions of all shares of a series, including, without limitation, dividend rates, preemptive rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the stockholders. In connection with the issuance of Rights pursuant to the Rights Agreement, the Board of Directors of NewSCC will authorize a series of preferred stock to be reserved for issuance upon any exercise of the Rights in accordance with the terms of the Rights Agreement.

                  The issuance of additional shares of NewSCC Common Stock or shares of preferred stock could have the effect of delaying, deferring or preventing a change in control or change in management of NewSCC. The issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to holders of NewSCC Common Stock or adversely affect the rights and powers, including voting rights, of the holders of NewSCC Common Stock.

                  The provisions of the Restated Certificate of Incorporation and By-Laws described herein may, under certain circumstances, make more difficult or discourage a takeover of NewSCC and the removal of incumbent management. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Board. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board. Such a delay may help ensure that NewSCC's directors, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the stockholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the Board would be beneficial to NewSCC and its stockholders and whether or not a majority of NewSCC's stockholders believe that such a change would be desirable.

                  The Rights Agreement will be entered into as of the Effective Date pursuant to the terms of the Plan. See "--Summary of the Rights Agreement."

                  The provisions of the Restated Certificate of Incorporation and By-Laws discussed above are designed to assist NewSCC in carrying out its long-term strategy for enhancement of stockholder value and to encourage persons interested in business combinations to negotiate with NewSCC. NewSCC has no present intention to adopt other antitakeover measures, although it is

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possible that circumstances could arise which could cause NewSCC to do so.

                  Each of the Restated Certificate of Incorporation and the By-Laws of NewSCC shall be in the form filed herewith as an exhibit.

         2.       Summary of the Rights Agreement

                  The Plan provides that, on the Effective Date, the Board of Directors of NewSCC will declare a dividend distribution of one right (a "Right") to purchase one unit (a "Unit") consisting initially of one one-thousandth of a share of Preferred Stock, Series A, par value $.001 per share (the "Preferred Stock"), of NewSCC, at a purchase price per Unit to be determined by the Board of Directors of NewSCC on the Effective Date and consisting of a multiple of the then current market price of the NewSCC Common Stock, subject to adjustment (the "Purchase Price"), for each outstanding share of NewSCC Common Stock, payable to stockholders of record at the close of business on the Effective Date and payable with respect to NewSCC Common Stock issued thereafter until the Distribution Date (as defined below) or as may be otherwise provided in the Rights Agreement. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from NewSCC one Unit at the Purchase Price. The description and terms of the Rights will be set forth in the Rights Agreement.

                  Initially, the Rights will be attached to all certificates representing shares of NewSCC Common Stock, and no separate certificates evidencing the Rights ("Rights Certificates") will be distributed. The Rights will separate from the NewSCC Common Stock and a "Distribution Date" will occur upon the earlier of (i) ten days (or such later date as the Board of Directors shall determine) following public disclosure that a person or group of affiliated or associated persons has become an "Acquiring Person" (as defined below) or (ii) ten business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an "Acquiring Person." Except as set forth below, an "Acquiring Person" is a person or group of affiliated or associated persons who has acquired beneficial ownership of 15% or more of the outstanding shares of NewSCC Common Stock. The term "Acquiring Person" excludes
(i) NewSCC, (ii) any subsidiary of NewSCC, (iii) any employee benefit plan of NewSCC or any subsidiary of NewSCC or (iv) any person or entity organized, appointed or established by NewSCC for or pursuant to the terms of any such plan.

                  MHC Inc. ("MHC"), an affiliate of SCC, may, by virtue of its acquisition of NewSCC Warrants pursuant to the Plan, be deemed, for purposes of the Rights Agreement, a beneficial owner of more than 15% of the NewSCC Common Stock to be outstanding after giving effect to the issuance of NewSCC Common

Stock to holders of Allowed General Unsecured Claims as of the Effective Date and of NewSCC Warrants to it. The Pension Benefit Guaranty Corporation ("PBGC") may, by virtue of its acquisition of NewSCC Common Stock pursuant to the Plan, be deemed, for purposes of the Rights Agreement, a beneficial owner of more than 15% of the NewSCC Common Stock to be outstanding after giving effect to the issuance of NewSCC Common Stock to holders (including PBGC) of Allowed General Unsecured Claims under the Plan. The Rights Agreement provides that each of MHC and PBGC would become an Acquiring Person only if its level of beneficial ownership exceeds its percentage of beneficial ownership as of the Effective Date plus 1%, subject to reduction in such percentage to take into account NewSCC Common Stock issued after the Effective Date.

                  Until the Distribution Date, (i) the Rights will be evidenced by the NewSCC Common Stock certificates and will be transferred with and only with such NewSCC Common Stock certificates, (ii) NewSCC Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for NewSCC Common Stock outstanding will also constitute the transfer of the Rights associated with the NewSCC Common Stock represented by such certificate. Pursuant to the Rights Agreement, NewSCC reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

                  As soon as practicable after the occurrence of the Distribution Date, Rights Certificates will be mailed to holders of record of the NewSCC Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as may be otherwise provided in the Rights Agreement, only shares of NewSCC Common Stock issued prior to the Distribution Date will be issued with Rights.

                  The Rights are not exercisable until the Distribution Date and until the Rights are no longer redeemable. The Rights will expire at the close of business on the tenth annual anniversary of the Effective Date, unless extended or earlier redeemed by NewSCC as described below.

                  In the event that a person becomes an Acquiring Person, each holder of a Right will have the right to receive, upon exercise of the Right after the Distribution Date and subject to the provisions of the Rights Agreement, NewSCC Common Stock (or, in certain circumstances, cash, property or other securities of NewSCC) having a value equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any

Acquiring Person will be null and void and nontransferable and any holder of any such right (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such right.

                  In the event that, at any time following the date on which there has been public disclosure that, or of facts indicating that, a person has become an Acquiring Person (the "Stock Acquisition Date"), (i) NewSCC is acquired in a merger or other business combination transaction in which NewSCC is not the surviving corporation, or (ii) 50% or more of NewSCC's assets or earning power is sold, mortgaged or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

                  The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular cash dividends) or of subscription rights or warrants (other than those referred to above).

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

                  Because of the nature of the Preferred Stock's dividend and liquidation rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of NewSCC Common Stock. Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a quarterly dividend payment of 1,000 times the dividend declared per share of NewSCC Common Stock. In the event of liquidation, each share of Preferred Stock will be entitled to a $1 preference, and thereafter the holders of the shares of Preferred Stock will be entitled to an aggregate payment of 1,000 times the aggregate payment made per share of NewSCC Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the shares of NewSCC Common Stock. These rights are protected by customary antidilution provisions.

                  At any time until ten days following the Stock Acquisition Date, NewSCC may redeem the Rights in whole, but not in part, at a price (the "Redemption Price") of $.001 per Right (payable in cash, NewSCC Common Stock or other consideration deemed appropriate by the Board of Directors) by resolution of the Board of Directors (provided that following a Stock Acquisition Date such resolution is approved by a majority of the Continuing Directors and only if the Continuing Directors constitute a majority of the directors then in office). A "Continuing Director" is a member of the Board of Directors who is not an Acquiring Person, an affiliate or associate of an Acquiring Person or a representative or nominee of an Acquiring Person. Immediately upon such action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of NewSCC, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to NewSCC, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for NewSCC Common Stock (or other consideration) or for common stock of the acquiring company as set forth above.

                  Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by resolution of the Board of Directors of NewSCC (provided that following a Stock Acquisition Date such resolution is approved by a majority of the Continuing Directors and only if the Continuing Directors constitute a majority of the directors then in office) prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by resolution of the Board of Directors of NewSCC (provided that following a Stock Acquisition Date such resolution is approved by a majority of the Continuing Directors and only if the Continuing Directors constitute a majority of the directors then in office) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or its affiliates or associates), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

                  The Rights will have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire NewSCC without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by each of the Board of Directors and the Continuing Directors since the Board of Directors may (with the concurrence of a majority of the Continuing Directors and only if the Continuing Directors constitute a majority of the directors then in office), at its option, at any time until ten days (or such later date as may be determined by action of the Board of Directors with the concurrence of a majority of the Continuing Directors and only if the Continuing Directors constitute a majority of the directors then in office) following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

                  The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, the proposed form of which is filed herewith as an exhibit.

         3.       Delaware Anti-Takeover Statute

                  NewSCC, as a Delaware corporation, will elect in its Restated Certificate of Incorporation to be subject to section 203 of the Delaware General Corporation Law ("DGCL"). In general, section 203 prohibits an "interested stockholder" from engaging in a "business combination" for three years following the time that such stockholder became an interested stockholder, unless (i) the business combination, or the transaction which resulted in such stockholder becoming an interested stockholder, was approved by the board of directors of the corporation before the other party to the business combination or the party to such transaction became an interested stockholder, (ii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee stock plans in which the employees do not have a confidential right to tender stock held by the plan) or
(iii) the business combination was approved by the board of directors of the corporation and ratified by holders of 66 2/3% of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors.

                  The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage of stock. The term "interested stockholder" is defined generally, subject to a number of exceptions, as any stockholder who becomes the beneficial owner of 15% or more of a Delaware corporation's voting stock.

C.       Registrar and Transfer Agent

                  The registrar and transfer agent for the NewSCC Common Stock will be Marine Midland Bank and SCC expects that such party will also serve as registrar and warrant agent for the NewSCC Warrants and as rights agent for the Rights pursuant to the terms of the Rights Agreement. Such registrar and transfer agent for the NewSCC Common Stock is neither a holder of any indebtedness of the Debtors nor an affiliate of any such holder.


Item 2.  Exhibits.

         The following exhibits are filed herewith (or incorporated by reference as indicated below):

         1. Debtors' Third Amended Second Joint Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code (incorporated by reference to Exhibit 2.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1996 (File No. 1-10281) (see Exhibit A included therein)).

         2. Motion to Approve Technical Amendments to the Debtors' Third Amended Second Joint Plan of Reorganization, as approved by the United States Bankruptcy Court for the District of Delaware.

         3. Form of Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 2.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1996 (File No. 1-10281) (see Schedule 12.7 of Exhibit A included therein)).

         4. Form of By-laws of the Registrant (incorporated by reference to Exhibit 2.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1996 (File No. 1-10281) (see Schedule 12.7 of Exhibit A included therein)).

         5. Form of Rights Agreement between the Registrant and Marine Midland Bank, the Rights Agent to be designated thereunder.

         6. Form of Warrant Agreement between the Registrant and Marine Midland Bank, the Warrant Agent to be designated thereunder (including the form of Warrant).

                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       SMITH CORONA CORPORATION


                                       By: s/ John A. Piontkowski
                                          ---------------------------------
                                          John A. Piontkowski
                                          Senior Vice President and
                                            Chief Financial Officer




Date:  January 30, 1997

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